FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$ 50,113,821
CASH SEGREGATED FOR REGULATORY PURPOSES	1,500,000
DEPOSITS WITH CLEARING ORGANIZATIONS	21,971,340
RECEIVABLES:	
Brokers, dealers, and clearing organizations	5,765,958
Deferred sales charge	1,524,771
Customers	1,853,632
Interest	41,245
Affiliates	7,876,118
Other	2,162,123
Total receivables	19,223,847
PREPAIDS	3,404,181
SECURITIES OWNED — At fair value	8,668,867
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $11,731,100	9,350,164
GOODWILL	1,460,137
OTHER ASSETS	1,883,442
TOTAL	$ 117,575,799

LIABILITIES AND PARTNERS' CAPITAL

SHORT-TERM BANK BORROWINGS	$ -
SECURITIES SOLD, NOT YET PURCHASED — At fair value	194,930
PAYABLES:	
Brokers, dealers, and clearing organizations	6,853,848
Customers	155,810
Total payables	7,009,658
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	41,499,410
Total liabilities	48,703,998
PARTNERS' CAPITAL:	
Controlling interest	68,871,801
Non-controlling interest	-
Total partners' capital	68,871,801
TOTAL	$ 117,575,799

See notes to consolidated financial statement.